UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File Number: 001-36741

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Federal Savings and Loan Association of Port Angeles 401(k) Plan

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST NORTHWEST BANCORP

105 West 8th Street

Port Angeles, Washington  98362

REQUIRED INFORMATION

1. Not Applicable

2. Not Applicable

3. Not Applicable

4. The First Federal Savings and Loan Association of Port Angeles 401(k) Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended June 30, 2022, prepared in accordance with the financial reporting requirements of ERISA and for purposes of satisfying the requirements of Form 11-K.

First Federal Savings and Loan Association of Port Angeles 401(k) Plan

Form 11-K

The following financial statements and supplementary information for the First Federal Savings and Loan Association of Port Angeles 401(k) Plan are being filed herewith:

Page
Report of Independent Registered Public Accounting Firm	4

Financial Statements:
Statements of Net Assets Available for Benefits at June 30, 2022 and 2021	5
Statement of Changes in Net Assets Available for Benefits for the Year Ended June 30, 2022	6
Notes to Financial Statements	7

Supplementary Information:
Schedule H, Line 4a -- Schedule of Delinquent Participant Contributions	11
Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)	12

Exhibit:
Exhibit 23 -- Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of

First Federal Savings and Loan Association of Port Angeles 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the First Federal Savings and Loan Association of Port Angeles 401(k) Plan (the “Plan”) as of June 30, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended June 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2022 and 2021, and the changes in net assets available for benefits for the year ended June 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information included in Schedule H, line 4(i) – schedule of assets (held at end of year) as of June 30, 2022 and Schedule H, line 4(a) – schedule of delinquent participant contributions for the year ended June 30, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Spokane, Washington

December 15, 2022

We have served as the Plan's auditor since 2014.

FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	June 30,
	2022	2021
ASSETS
Investments, at fair value:
Registered investment companies	$12,410,889	$13,736,398
Common stock	581,683	975,737
Total investments, at fair value	12,992,572	14,712,135

Insurance company contract, at contract value	640,650	495,775

Total investments	13,633,222	15,207,910

Receivables
Notes receivable from participants	302,008	230,235
Total receivables	302,008	230,235

Total Assets	13,935,230	15,438,145

NET ASSETS AVAILABLE FOR BENEFITS	$13,935,230	$15,438,145

The accompanying notes are an integral part of these financial statements.

FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
June 30, 2022
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net loss in fair value of investments	$(2,426,555)
Dividends	197,582
Other interest	8,693
Net investment loss	(2,220,280)

Interest income on notes receivable from participants	14,517
Other gain	95

Contributions
Participants	1,856,793
Employer	607,963
Rollovers	252,094
Total contributions	2,716,850

Total additions	511,182

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	1,878,500
Benefits paid to other	2,547
Corrective distributions	13,383
Certain deemed distributions of participant loans	19,660
Administrative expenses	100,007
Total deductions	2,014,097

CHANGE IN NET ASSETS	(1,502,915)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	15,438,145

End of year	$13,935,230

The accompanying notes are an integral part of these financial statements.

FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan

The following description of the First Federal Savings and Loan Association of Port Angeles 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement, as amended, for a more complete description of the Plan’s provisions.

General - The Plan is a 401(k) salary deferral plan covering substantially all employees of First Fed Bank (the "Company") and is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the Plan’s sponsor and serves as plan administrator.

Eligibility - Effective September 15, 2020, all employees of the Company are eligible to participate in the Plan upon hire and having reached the minimum age requirement of 18 years.

Contributions

Participant contributions - Each year, participants may elect to make combined 401(k) and Roth 401(k) voluntary contributions up to the maximum amounts allowable of pretax and after-tax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make voluntary catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Employees are automatically enrolled for participation at 3% upon entry with 1% annual increases up to 6%.

Employer matching contributions - The Company may elect to make discretionary contributions to the Plan. The Company matches 50% of employee contributions up to 6% of eligible compensation deferred to the Plan.

Profit sharing contributions - The Company may elect to make discretionary profit sharing contributions to the Plan. No profit sharing contributions were made during the Plan year.

Contributions are subject to regulatory limitations.

Participation accounts - Each participant’s account is credited with the participant’s and Company matching contributions. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their contributions into various investment options offered by the Plan.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Effective September 15, 2020, vesting in the Company’s contribution portion of their account is based on years of continuous service at 25% per year after one full year of service becoming fully vested after four years of service.

Notes receivable from participants - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the present value of their vested account balance. The loans are issued by the Plan and secured by the balance in the participant’s account. Loan terms range from one to five years or up to 20 years for the purchase of a principal residence. Under the terms of the Plan Agreement, loans to participants will bear a reasonable rate of interest determined by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions. Only one loan is allowed at a time. As of June 30, 2022, the rates of interest on outstanding loans ranged from 4.25 % to 6.50 % with various maturities through March 2041.

Payment of benefits - On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or over any period that does not exceed the life expectancy of the beneficiary. For termination of service for other reasons, a participant may only receive the value of the vested interest in his or her account as a lump-sum distribution. If the vested account balance is $1,000 or less at termination the amount will be cashed out at the time of termination. If the balance is over $1,000 the distribution will only be made with consent from the account holder.

Forfeitures - Forfeitures are the non-vested portion of a participant’s account that is lost upon termination of employment. Forfeitures are retained in the Plan, must be used in the subsequent year and will first be used to pay Plan administrative expenses, with any remaining amount used to reduce future Company contributions. As of June 30, 2022 and 2021, forfeited non-vested accounts totaled $32,336 and $15,794, respectively. $17,583 of forfeitures were used during the year ended June 30, 2022, to pay administrative expenses and reduce company contributions.

Note 2 – Summary of Significant Accounting Policies

Basis of accounting - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that may affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Investment valuation - The investments are stated at fair value. The insurance company contract is fully benefit-responsive and therefore stated at contract value. If available, quoted market prices are used to value investments.

Fair value is the price that would be received to sell an asset or paid to transfer a liability (the "exit price") in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Income recognition - Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net depreciation in fair value of investments consists of both the realized gains and losses and unrealized appreciation and depreciation of those investments.

Notes receivable from participants - Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions upon the occurrence of a distributable event, based on the terms of the Plan Agreement. There was no allowance for credit losses at June 30, 2022 or 2021.

Payment of benefits - Benefits are recorded when paid.

Expenses - General Plan administrative expenses may be paid out of the forfeiture account or paid by the Company. Investment management, distribution and loan transaction fees are paid by the Plan participants.

Subsequent events - The Plan has evaluated subsequent events for potential recognition and disclosure and determined there are no such events or transactions requiring recognition or disclosure.

Note 3 - Fair Value Measurement

The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).

The three levels of the fair value hierarchy are described as follows:

Level 1       Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2       Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3       Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at June 30, 2022 and 2021.

Shares of registered investment company funds are valued at the net asset value (NAV) of shares held by the Plan and are valued at the closing price reported on the active market on which the individual securities are traded.

Common stock consists of First Northwest Bancorp (FNWB) common stock valued at the closing price reported on the active market on which the individual securities are traded.

The valuation methods used by the Plan may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables disclose by level, the fair value hierarchy, of the Plan’s assets at fair value at the dates indicated:

	Fair Value Measurement at June 30, 2022
	Level 1	Level 2	Level 3	Total

Registered investment companies	$12,410,889	$—	$—	$12,410,889
Common stock	581,683	—	—	581,683
Investments, at fair value	$12,992,572	$—	$—	$12,992,572

	Fair Value Measurement at June 30, 2021
	Level 1	Level 2	Level 3	Total

Registered investment companies	$13,736,398	$—	$—	$13,736,398
Common stock	975,737	—	—	975,737
Investments, at fair value	$14,712,135	$—	$—	$14,712,135

Note 4 - Group Annuity Contract with Insurance Company

The Plan has a fully benefit-responsive investment contract (FBRIC) with Principal Life Insurance Company (Principal). Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 1% and is reset every six months. The FBRIC does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

The contract meets the FBRIC criteria and therefore is reported at contract value. Contract value is the relevant measure for FBRICs because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan’s ability to receive amounts due is dependent on the issuer’s ability to meet its financial obligations, which may be affected by future economic and regulatory developments. Certain events might limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, (5) premature termination of the contract. No events are probable of occurring that might limit the Plan’s ability to transact at contract value with the contract issuer and that also would limit the ability of the Plan to transact at contract value with the participants.

FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5 - Tax Status

The Plan document is a volume submitter salary deferral plan with cash or deferred arrangements (CODA) that received a favorable opinion letter from the Internal Revenue Service (IRS) dated March 31, 2014, which stated that the Plan, as then designed, was in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

In accordance with guidance on accounting for uncertainty in income taxes, the Plan administrator has evaluated the Plan’s tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan was formed on December 1, 2012 and has no open tax years before that time.

Note 6 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. It is reasonably possible, given the level of risk associated with investment securities that changes in the values of the investments in the near term could materially affect a participant’s account balance and the amounts reported in the statement of net assets available for benefits.

Note 7 - Party-In-Interest Transactions

Plan investments include First Northwest Bancorp common stock. The Plan held 37,287 and 55,598 shares with fair values of $581,683 and $975,737 at June 30, 2022 and 2021, respectively. The Company is a wholly owned subsidiary of First Northwest Bancorp.

Plan investments include shares of registered investment company funds managed by Principal Trust Company. Principal Trust Company is the trustee of the Plan; therefore, transactions with this entity qualify as exempt party-in-interest transactions. Indirect fees paid by the Plan for investment management services to Principal Trust Company were $41,464 for the year ended June 30, 2022, and are included in administrative expenses.

The Plan also has notes receivable from participants which qualify as party-in-interest transactions. The balance of notes receivable from participants were $302,008 and $230,235 at June 30, 2022 and 2021, respectively.

Note 8 - Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

Note 9 - Reconciliation to Form 5500

The Form 5500 has certain items that differ from amounts shown on the accompanying financial statements. These differences relate to only to classification and have no effect on net assets available for benefits or the change in net assets available for benefit.

SUPPLEMENTARY INFORMATION

FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN

EIN: 91-0369590     PLAN #: 002

SCHEDULE H, LINE 4(a) – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED JUNE 30, 2022

	Total that Constitutes Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

Check here if Late Participant
Loan Repayments are
included: x	$210	$52,780	$—	$—

SUPPLEMENTARY INFORMATION

FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF PORT ANGELES 401(K) PLAN

EIN: 91-0369590     PLAN #: 002

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

JUNE 30, 2022

	(b)	(c)			(e)
	Identity of issue, borrower,	Description of investment, including maturity date,		(d)	Current
(a)	lessor or similar party	rate of interest, collateral, par or maturity value		Cost	value
*	Principal Life Insurance Company	Insurance Company General	PRIN FIXED INC GUAR OPTION	**	$640,650

	Eagle Financial Services, Inc.	Registered investment company	Carillon Eagle MIDCAGWTH R6 FD	**	147,783
	Legg Mason	Registered investment company	CLEARBRIDGE INTL GRWTH I FD	**	105,917
	Columbia Funds	Registered investment company	COLUMBIA DIV INCOME I2 FUND	**	46,338
	PIMCO Funds	Registered investment company	PIMCO DIV INC INST FD	**	489
*	Principal Funds Inc	Registered investment company	PRIN REAL ESTATE SECS INST FD	**	189,542
*	Principal Funds Inc	Registered investment company	PRINC SMALLCAP GROWTH I R6 FD	**	31,304
*	Principal Funds Inc	Registered investment company	PRINCIPAL BLUE CHIP R6 FUND	**	1,669,911
	Vanguard Group	Registered investment company	VANGUARD GROWTH INDEX ADM FUND	**	940,272
	Vanguard Group	Registered investment company	VANGUARD INT-TM BD IDX ADM FD	**	183,013
	Vanguard Group	Registered investment company	VANGUARD LONG TRM TREA IDX ADM	**	169,723
	Vanguard Group	Registered investment company	VANGUARD MID CAP INDEX ADM FD	**	761,942
	Vanguard Group	Registered investment company	VANGUARD SHORT-TRM TRSY ADM FD	**	706,360
	Vanguard Group	Registered investment company	VANGUARD SM CAP INDEX ADM FUND	**	326,595
	Vanguard Group	Registered investment company	VANGUARD ST BD INDEX ADMIRL FD	**	228,790
	Vanguard Group	Registered investment company	VANGUARD TGT RMT INC INV FUND	**	2,764
	Vanguard Group	Registered investment company	VANGUARD TGT RMT 2015 INV FUND	**	136,594
	Vanguard Group	Registered investment company	VANGUARD TGT RMT 2020 INV FUND	**	54,230
	Vanguard Group	Registered investment company	VANGUARD TGT RMT 2025 INV FUND	**	879,893
	Vanguard Group	Registered investment company	VANGUARD TGT RMT 2030 INV FUND	**	649,600
	Vanguard Group	Registered investment company	VANGUARD TGT RMT 2035 INV FUND	**	510,597
	Vanguard Group	Registered investment company	VANGUARD TGT RMT 2040 INV FUND	**	418,068
	Vanguard Group	Registered investment company	VANGUARD TGT RMT 2045 INV FUND	**	722,539
	Vanguard Group	Registered investment company	VANGUARD TGT RMT 2050 INV FUND	**	424,493
	Vanguard Group	Registered investment company	VANGUARD TGT RMT 2055 INV FUND	**	366,115
	Vanguard Group	Registered investment company	VANGUARD TGT RMT 2060 INV FUND	**	121,364
	Vanguard Group	Registered investment company	VANGUARD TGT RMT 2065 INV FUND	**	91,648
	Vanguard Group	Registered investment company	VANGUARD VALUE INDEX ADM FUND	**	315,610
	Vanguard Group	Registered investment company	VANGUARD 500 INDEX ADMIRAL FD	**	1,670,595
	Vanguard Group	Registered investment company	VGD INFL-PROT SEC ADM FUND	**	111,794
	Vanguard Group	Registered investment company	VGD TTL INTL STK IDX ADM FD	**	240,618
	Victory Funds	Registered investment company	VICTORY SYCAMORE EST VAL I FD	**	132,627
	Wells Fargo	Registered investment company	WELLS FARGO SP SMCP VAL R6 FD	**	33,024
	Western Asset Management Co	Registered investment company	WESTERN ASSET CORE BOND IS FD	**	20,737

*	First Northwest Bancorp	Employer Security	FIRST NORTHWEST BANCORP	**	581,683

*	Participant loans	Various maturity dates through March 2041; Interest rates 4.25% - 6.50%		—	302,008

					$13,935,230
*	Indicates party-in-interest.
**	Information is not required as investments are participant directed.

EXHIBIT INDEX

Exhibit	Description
23	Consent of Moss Adams LLP

SIGNATURE

            The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Federal Savings and Loan Association of Port Angeles 401(k) Plan

Date: December 15, 2022	/s/ Geraldine L. Bullard
Geraldine L. Bullard
Executive Vice President and Chief Financial Officer of
First Fed Bank, Plan Administrator
(Principal Financial Officer)